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EXHIBIT 99.1(c)

Memorandum dated September 16, 1994
Authorizing Establishment of Equity and Bond
and Income Variable Accounts
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OFFICE MEMORANDUM
DATE    September 16, 1994

TO       Mr. Thomas C. Sutton and Mr. Glenn S. Schafer

FROM     Ms. Diane N. Ledger

SUBJECT Authorization of the Establishment of the Equity, Bond and Income Variable Accounts

We respectfully request that the following be authorized on behalf of Pacific Mutual Life Insurance Company:

1. The establishment of two additional Variable Accounts within the Pacific Select Variable Annuity Separate Account. Each Variable Account is to invest exclusively in shares of each of the Equity and Bond and Income Series of the Pacific Select Fund, respectively.

2. The addition of the Equity, and Bond and Income Series to the Pacific Select Fund was approved by the Board of Trustees of the Fund on September 29, 1993. The objective of the Equity Series is to seek capital appreciation. The objective of the Bond and Income Series is to seek a high level of current income as is consistent with prudent investment management and preservation of capital.


Authorized by:   /s/GLENN S. SCHAFER
                 Glenn S. Schafer                  Date:  September 16, 1994
                 Executive Vice President and
                 Chief Financial Officer